UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-179957

MILLAR WESTERN FOREST PRODUCTS LTD.
(Exact name of registrant as specified in its charter)

16640 – 111 Avenue
Edmonton, Alberta
T5M 2S5
(780) 486-8200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive officers)

8.50% Senior Notes due 2021
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which
a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date:           35

Pursuant to the requirements of the Securities Exchange Act of 1934, Millar Western Forest Products Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2013	By:	/s/ Kevin A. Edgson
	Name:	Kevin A. Edgson
	Title:	Vice-President, Chief Financial Officer